Exhibit 99.1
News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Third Quarter Results
—Highlights—
•	Q3 Orders Increased 11% vs. 2009 Primarily Driven by Environmental Solutions Group

•	Q3 Net Revenue Increased 12% vs. 2009

•	Q3 Reported EPS from Continuing Operations of $0.05

•	Q3 Cash Flow from Continuing Operations of $20.2 Million
Oak Brook, Ill.,— Federal Signal Corporation (NYSE: FSS), a leader in environmental, safety and transportation solutions, announced today earnings per share from continuing operations of $0.05 for the third quarter with income from continuing operations of $3.0 million on net revenue of $182.0 million. For the same period of 2009, the Company reported earnings per share of $0.09 on income of $4.4 million from continuing operations on net revenue of $162.2 million. The year over year third quarter income decline was primarily due to higher amortization cost related to the acquisitions of Sirit and VESystems, and an increase in legal expenses associated with the Company’s hearing loss litigation. The Company’s earnings per share calculation was also impacted by an increased number of outstanding shares related to the equity offering completed in May 2010.
Year to date, the Company reported earnings per share of $0.03 from continuing operations on net revenue of $547.2 million as compared to earnings per share in 2009 of $0.19 from continuing operations on net revenue of $545.1 million. The year over year reduction is primarily related to restructuring charges of $4.0 million, and $3.8 million in acquisition and integration related costs.
William G. Barker, III, Senior Vice President and Chief Financial Officer, stated, “Although we face ongoing challenges in the global public spending sector, we had continued strong performance in our industrial businesses, we made further progress on integrating our FSTech businesses, and we generated a strong $20 million of cash flow from continuing operations in the third quarter.”
Mr. Barker continued, “Orders for our core Industrial safety products, Jetstream waterblasters, and Guzzler vacuum trucks increased by double-digits for both the quarter and year to date. Our FSTech businesses generated $27 million of revenue in the third quarter, and we are continuing to aggressively pursue a full pipeline of Intelligent Transportation revenue opportunities, in both domestic and international markets. Total orders for the Company increased 11% versus last year, with orders excluding acquisitions increasing 6%.”
The Company recorded net income of $2.5 million in the third quarter of 2010 compared to $4.4 million in the same prior year period. Year to date, the net loss was $1.6 million for 2010 compared to net income of $0.4 million in 2009. Net income decreased $1.9 million for the third quarter primarily due to higher amortization expense from the newly acquired businesses of Sirit and VESystems, and an increase in legal expenses associated with the Company’s hearing loss litigation. The year to date net loss was primarily due to an increase in costs associated with hearing loss litigations and the Company’s sale of the Riverchase business.
The Company has provided information regarding EBITDA from continuing operations, a non-GAAP financial measure, on a consolidated basis and by segment, below. For purpose of this presentation, consolidated EBITDA from continuing operations is defined as net income, plus loss from discontinued operations and disposal, interest expense, income tax expense (benefit), and depreciation and amortization. On the segment level, EBITDA from continuing operations is defined as operating income plus depreciation and amortization plus or minus other income (expense). The Company believes that these measurements will be meaningful to investors to show the Company’s consolidated operating performance on an ongoing basis, unaffected by differences in capital structure, capital investments and ages of related assets. In addition, on the segment level, we believe EBITDA provides investors with a better understanding of cash contribution by segment. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are contained in Schedule I to this news release.
GROUP RESULTS
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results for the three and nine month periods ended September 30, 2010 and 2009, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2010	2009	Change	2010	2009	Change
Orders	$48.3	$52.4	$(4.1)	$163.4	$162.3	$1.1
Net revenue	51.0	54.2	(3.2)	160.5	168.1	(7.6)
Operating income	5.7	5.2	0.5	16.0	16.6	(0.6)
Operating margin	11.2%	9.6%	1.6%	10.0%	9.9%	0.1%
Depreciation and amortization	$0.9	$1.0	(0.1)	$2.8	$2.8	—
EBITDA	$6.7	$6.2	0.5	$18.6	$19.6	(1.0)
•
Orders decreased $4.1 million for the three months ended September 30, 2010 compared to the respective prior year period. U.S. orders decreased $3.4 million due to lower municipal spending in the police, fire and outdoor warning markets, partially offset by stronger industrial demand of $2.2 million. Non-U.S. orders decreased $2.9 million as strong demand for industrial and outdoor warnings systems were offset by weak demand in the police and fire markets and an unfavorable currency impact. Orders increased slightly, by $1.1 million for the nine months ended September 30, 2010 compared to the respective prior year period. U.S. orders decreased $3.1 million, as strong industrial demand was offset with lower municipal spending in the police, fire and outdoor warning markets. Non-U.S. orders increased $4.2 million, driven primarily by a strong industrial demand and a large European police order.

•
Net revenues decreased $3.2 million for the three months ended September 30, 2010 compared to the respective prior year period primarily due to soft municipal demand for fire and police products and an unfavorable currency impact of $0.9 million, partially offset by strong industrial demand. Net revenues decreased $7.6 million, for the nine months ended September 30, 2010 compared to the respective prior year period as a result of weak municipal demand and an unfavorable currency impact of $0.9 million, partially offset by strong industrial demand.

•
Operating income increased $0.5 million for the three months ended September 30, 2010 compared to the respective prior year period as a result of cost reduction activities. Operating income decreased $0.6 million for the nine months ended September 30, 2010 compared to the respective prior year period due to lower volumes and restructuring charges partially offset by cost reduction activities.

Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results for the three and nine month periods ended September 30, 2010 and 2009, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2010	2009	Change	2010	2009	Change
Orders	$21.1	$26.2	$(5.1)	$72.7	$68.2	$4.5
Net revenue	20.3	27.4	(7.1)	74.8	101.4	(26.6)
Operating income	1.4	2.3	(0.9)	5.1	9.5	(4.4)
Operating margin	6.9%	8.4%	(1.5%)	6.8%	9.4%	(2.6%)
Depreciation and amortization	$0.5	$0.5	$—	$1.6	$1.3	$0.3
EBITDA	$2.2	$2.9	$(0.7)	$6.8	$10.8	$(4.0)

•
Orders decreased $5.1 million for the three months ended September 30, 2010 compared to the respective prior year period. The decrease is due to lower European municipal and government spending, continued weakness in the fire-lift market and an unfavorable currency impact of $2.1 million. Orders increased $4.5 million for the nine months ended September 30, 2010 compared to the respective prior year period primarily as result of strong demand for the fire-lift product in Asia offset in part by an unfavorable currency impact of $2.8 million.

•
Net revenues decreased $7.1 million, for the three months ended September 30, 2010 compared to the respective prior year period as a result of lower volumes in all markets and an unfavorable currency impact of $1.0 million. Net revenues decreased $26.6 million for the nine months ended September 30, 2010 compared to the respective prior year period as a result of lower volumes in all markets, weak backlog and an unfavorable currency impact of $2.3 million.

•
Operating income decreased by $0.9 million and $4.4 million for the three and nine months ended September 30, 2010, respectively, compared to the respective prior year periods due to lower volumes. Operating margin decreased by 1.5% and 2.6% for the three and nine months ended September 30, 2010 compared to the respective prior year periods due to lower revenue volumes and an unfavorable currency impact partially offset by cost reduction activities.

Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results for the three and nine month periods ended September 30, 2010 and 2009, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2010	2009	Change	2010	2009	Change
Orders	$79.7	$60.8	$18.9	$244.4	$191.9	$52.5
Net revenue	83.5	65.4	18.1	238.3	230.7	7.6
Operating income	4.7	2.7	2.0	15.6	11.9	3.7
Operating margin	5.6%	4.1%	1.5%	6.5%	5.2%	1.3%
Depreciation and amortization	$1.2	$1.1	$0.1	$3.5	$3.3	$0.2
EBITDA	$5.8	$4.1	$1.7	$18.6	$14.1	$4.5
•
Orders increased $18.9 million for the three months ended September 30, 2010 compared to the respective prior year period. U.S. orders increased $21.9 million for the three months ended September 30, 2010 compared to the respective prior year period due to an increase of $23.4 million in the industrial market, and favorable pricing and product mix, partially offset by continued weakness in the municipal and government markets. Non-U.S. orders for the three months ended September 30, 2010 compared to the respective prior year period decreased $3.0 million. Orders increased $52.5 million for the nine months ended September 30, 2010 compared to the respective prior year period. U.S. orders increased $49.1 million for the nine months ended September 30, 2010 compared to the respective prior year period due to an increase of $40.3 million and $8.8 million, respectively, in the industrial and municipal markets. Non-U.S. orders increased $3.4 million, for the nine months ended September 30, 2010 compared to the respective prior year period as a result of continuing efforts toward global expansion.

•
Net revenues increased $18.1 million for the three months ended September 30, 2010 compared to the respective prior year period. As a result of increased demand for products, both domestically and internationally coupled with favorable product mix and pricing. Net revenues increased $7.6 million for the nine months ended September 30, 2010 compared to the respective prior year period as a result of an increased demand for products globally as well as favorable product mix and pricing.

•
Operating income increased $2.0 million and $3.7 million for the three and nine months ended September 30, 2010, respectively, compared to the respective prior year periods due to higher gross margins resulting from increased volumes, favorable product mix and pricing. Operating margin increased 1.5% and 1.3% for the three and nine months ended September 30, 2010 compared to the respective prior year periods.

Federal Signal Technologies
The following table summarizes the Federal Signal Technology Group’s operating results for the three and nine month periods ended September 30, 2010 and 2009, respectively:

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2010	2009	Change	2010	2009	Change
Orders	$21.2	$14.4	$6.8	$75.8	$42.6	$33.2
Net revenue	27.2	15.2	12.0	73.6	44.9	28.7
Operating (loss) income	(1.1)	1.1	(2.2)	(3.6)	2.9	(6.5)
Operating margin	(4.0%)	7.2%	(11.2%)	(4.9%)	6.5%	(11.4%)
Depreciation and amortization	$2.2	$1.1	$1.1	$6.3	$3.3	$3.0
EBITDA	$1.2	$2.2	$(1.0)	$2.6	$5.8	$(3.2)
•
Orders increased $6.8 million to $21.2 million for the three months ended September 30, 2010 compared to the respective prior year period. U.S. orders increased $4.1 million for the three months ended September 30, 2010 compared to the respective prior year period as a result of orders attributed to the newly acquired businesses, Sirit and VESystems, partially offset by a decrease in both ALPR cameras and parking systems. Non-U.S. orders increased $2.7 million for the three months ended September 30, 2010 compared to the respective prior year period as a result of increased Europe and Asia Pacific order activity. Orders increased $33.2 million for the nine months ended September 30, 2010 compared to the respective prior year period. U.S. orders increased $26.8 million for the nine months ended September 30, 2010 compared to the respective prior year period due to orders from the newly acquired businesses of Sirit, VESystems and Diamond of $15.8 million, and increases in parking systems and ALPR cameras of $9.0 million and $2.0 million, respectively. Non-U.S. orders increased $6.4 million for the nine months ended September 30, 2010 compared to the respective prior year period as the result of increased activity in Europe and Asia Pacific.

•
Net revenues increased $12.0 million for the three months ended September 30, 2010 compared to the respective prior year period due to revenues from the newly acquired businesses of Sirit, VESystems and Diamond of $10.7 million and an increase in ALPR cameras. Net revenues increased $28.7 million for the nine months ended September 30, 2010 compared to the respective prior year period primarily due to the newly acquired businesses of Sirit, VESystems and Diamond of $26.1 million and increased ALPR cameras.

•
Operating loss was $1.1 million and $3.6 million for the three and nine months ended September 30, 2010, respectively compared to operating income of $1.1 million and $2.9 million for the respective prior year periods. The decrease in operating income for the three and nine months ended September 30, 2010 was a result of higher amortization costs, facility consolidation costs, higher research and development costs, and deferred retention expense related to acquisitions.

CORPORATE EXPENSES
•
Corporate expenses were $5.2 million and $4.2 million for the three months ended September 30, 2010 and 2009, respectively. The increase was due to $1.0 million in legal expenses associated with the hearing loss litigation.

•
Corporate expenses for the nine months ended September 30, 2010 were $23.5 million and $20.9 million for the comparable period in 2009. The increase was due to $2.1 million in legal expenses associated with the hearing loss litigation and $3.8 million in acquisition and integration related costs associated with Sirit and VESystems, offset by lower costs of $2.7 million associated with a proxy contest initiated by an activist shareholder in 2009.

CONFERENCE CALL
Federal Signal will host its third quarter conference call on Wednesday, November 3rd, 2010 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Environmental Solutions, Federal Signal Technologies, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com

###

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in millions, except per share data)	2010	2009	2010	2009
Net Revenue	$182.0	$162.2	$547.2	$545.1
Costs and expenses
Cost of sales	136.3	121.9	406.4	406.5
Selling, general and administrative	40.0	32.8	123.4	118.2
Acquisition and integration related costs	0.1	—	3.8	—
Restructuring charges	0.1	0.4	4.0	0.4

Operating income	5.5	7.1	9.6	20.0
Interest expense	2.2	2.6	8.3	8.8
Other income (expense), net	0.5	0.7	(0.9)	(0.3)

Income before income taxes	3.8	5.2	0.4	10.9
Income tax (expense) benefit	(0.8)	(0.8)	1.1	(1.7)

Income from continuing operations	3.0	4.4	1.5	9.2
Loss from discontinued operations and disposal, net of income tax benefit (expense) of $1.7, ($0.2), $2.9, and ($0.8), respectively	(0.5)	—	(3.1)	(8.8)

Net income (loss)	$2.5	$4.4	$(1.6)	$0.4

COMMON STOCK DATA:
Basic and diluted earnings (loss) per share:
Earnings from continuing operations	$0.05	$0.09	$0.03	$0.19
Loss from discontinued operations and disposal	(0.01)	—	(0.06)	(0.18)

Earnings (loss) per share	$0.04	$0.09	$(0.03)	$0.01

Weighted average common shares outstanding:
Basic	62.2	48.0	56.1	48.5
Diluted	62.3	48.0	56.2	48.5
Cash dividends per share of common stock	$0.06	$0.06	$0.18	$0.18

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

	September 30,	December 31,
( in millions, except per share data)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$16.0	$21.1
Accounts receivable, net of allowances for doubtful accounts of $2.3 and $2.5, respectively	115.5	119.8
Inventories, net	124.0	111.5
Other current assets	25.6	26.0

Total current assets	281.1	278.4
Properties and equipment, net	65.8	65.5
Other assets
Goodwill	380.3	319.6
Intangible assets, net of accumulated amortization	97.6	50.5
Deferred tax assets	16.6	17.5
Deferred charges and other assets	3.7	1.7

Total assets of continuing operations	845.1	733.2
Assets of discontinued operations	10.2	12.2

Total assets	$855.3	$745.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$1.4	$—
Current portion of long-term borrowings and capital lease obligations	9.8	41.9
Accounts payable	53.4	45.2
Customer deposits	12.1	10.4
Accrued liabilities
Compensation and withholding taxes	20.8	20.8
Other	50.1	48.4

Total current liabilities	147.6	166.7
Long-term borrowings and capital lease obligations, less current portion	218.1	159.7
Long-term pension liabilities	38.2	39.6
Deferred gain	22.8	24.2
Other long-term liabilities	11.8	12.2

Total liabilities of continuing operations	438.5	402.4
Liabilities of discontinued operations	13.6	14.3

Total liabilities	452.1	416.7
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.1 million and 49.6 million shares issued, respectively	63.1	49.6
Capital in excess of par value	165.2	93.8
Retained earnings	228.4	240.4
Treasury stock, 0.9 million and 0.8 million shares at cost, respectively	(15.8)	(15.8)
Accumulated other comprehensive loss	(37.7)	(39.3)

Total shareholders’ equity	403.2	328.7

Total liabilities and shareholders’ equity	$855.3	$745.4

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Nine months ended September 30,
($ in millions)	2010	2009
Operating activities:
Net (loss) income	$(1.6)	$0.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss on discontinued operations and disposal	3.1	8.8
Depreciation and amortization	14.8	11.3
Stock-based compensation expense	2.9	3.3
Pension contributions	(0.8)	(0.5)
Changes in other assets and liabilities, exclusive of the effects of businesses acquired and disposed:	(5.3)	16.2

Net cash provided by continuing operating activities	13.1	39.5
Net cash (used for) provided by discontinued operating activities	(0.5)	0.5

Net cash provided by operating activities	12.6	40.0
Investing activities:
Purchases of properties and equipment	(10.4)	(11.8)
Proceeds from sales of properties, plant and equipment	1.8	1.2
Payments for acquisitions, net of cash acquired	(97.3)	—
Other, net	—	10.0

Net cash used for by continuing investing activities	(105.9)	(0.6)
Net cash provided by discontinued investing activities	0.2	14.1

Net cash (used for) provided by investing activities	(105.7)	13.5
Financing activities:
Increase in debt outstanding under revolving credit facilities	82.5	33.8
Proceeds on short-term borrowings	18.2	3.2
Payments on short-term borrowings	(17.2)	—
Payments on long-term borrowings	(56.7)	(78.1)
Cash dividends paid to shareholders	(10.4)	(8.7)
Proceeds from equity offering, net of fees	71.2	—
Other, net	1.1	0.2

Net cash provided by (used for) continuing financing activities	88.7	(49.6)
Net cash used for discontinued financing activities	(0.7)	(7.1)

Net cash provided by (used for) financing activities	88.0	(56.7)
Effects of foreign exchange rate changes on cash and cash equivalents	—	0.9

Decrease in cash and cash equivalents	(5.1)	(2.3)
Cash and cash equivalents at beginning of period	21.1	23.4

Cash and cash equivalents at end of period	$16.0	$21.1

Schedule I
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
In this news release, Federal Signal uses non-GAAP financial measures. For purposes of SEC Regulation G, a “non-GAAP financial measure” is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Operating and statistical measures and certain ratios and other statistical measures are not non-GAAP financial measures. GAAP refers to generally accepted accounting principles in the United States.
The Company has provided information regarding EBITDA from continuing operations, a non-GAAP financial measure, on a consolidated basis and by segment, below. For purpose of this presentation, consolidated EBITDA from continuing operations is defined as net income, plus loss from discontinued operations and disposal, interest expense, income tax provision, and depreciation and amortization. On the segment level, EBITDA from continuing operations is defined as operating income plus depreciation and amortization plus or minus other income (expense). The Company believes that these measurements will be meaningful to investors to show the Company’s consolidated operating performance on an ongoing basis, unaffected by differences in capital structure, capital investments and ages of related assets. In addition, on the segment level, we believe EBITDA provides investors with a better understanding of cash contribution by segment. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are contained in Schedule I to this news release.
EBITDA from Continuing Operations —Consolidated Basis

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2010	2009	2010	2009

Net income (loss)	2.5	4.4	(1.6)	0.4
Loss from discontinued operations and disposal, net of tax	0.5	—	3.1	8.8
Interest expense	2.2	2.6	8.3	8.8
Income tax expense (benefit)	0.8	0.8	(1.1)	1.7
Depreciation and amortization	5.0	3.9	14.8	11.3

Total EBITDA	$11.0	$11.7	$23.5	$31.0

EBITDA from Continuing Operations — Segment Basis

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2010	2009	2010	2009
Safety and Security Systems Group:
Operating income	$5.7	$5.2	$16.0	$16.6
Other income (expense)	0.1	—	(0.2)	0.2
Depreciation and amortization	0.9	1.0	2.8	2.8

EBITDA	6.7	6.2	18.6	19.6
Fire Rescue Group:
Operating income	$1.4	$2.3	$5.1	$9.5
Other income	0.3	0.1	0.1	—
Depreciation and amortization	0.5	0.5	1.6	1.3

EBITDA	2.2	2.9	6.8	10.8
Environmental Solutions Group:
Operating income	$4.7	$2.7	$15.6	$11.9
Other (expense) income	(0.1)	0.3	(0.6)	(1.1)
Depreciation and amortization	1.2	1.1	3.5	3.3

EBITDA	5.8	4.1	18.6	14.1
Federal Signal Technologies Group:
Operating (loss) income	$(1.1)	$1.1	$(3.6)	$2.9
Other income (expense)	0.1	—	(0.1)	(0.4)
Depreciation and amortization	2.2	1.1	6.3	3.3

EBITDA	1.2	2.2	2.6	5.8